Exhibit 12

Arch Capital Group Ltd. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges and Preference Dividends
(in thousands, except ratios)

	Nine Months Ended September 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012

Income before income taxes	$498,672	$855,552	$567,194	$844,247	$734,770	$586,368

Equity in net income or loss of investees	(63,785)	4,844	3,458	(947)	52,238	(43,632)
Fixed charges	109,218	93,573	73,065	67,767	33,304	34,223
Watford preference dividends (1)	(14,448)	(19,264)	(19,264)	(14,448)	—	—

Income available for fixed charges	$529,657	$934,705	$624,453	$896,619	$820,312	$576,959

Fixed charges:
Interest and amortization on indebtedness	86,935	66,252	45,874	45,634	27,060	28,525
Watford preference dividends (1)	14,448	19,264	19,264	14,448	—	—
Estimate of interest component within rental expense, net of sublease income (2)	7,835	8,057	7,927	7,685	6,244	5,698
Total fixed charges	109,218	93,573	73,065	67,767	33,304	34,223

Preference dividends (3)	34,936	28,070	21,938	21,938	21,938	25,079

Total fixed charges and preference dividends	$144,154	$121,643	$95,003	$89,705	$55,242	$59,302

Ratio of earnings to fixed charges	4.8	10.0	8.5	13.2	24.6	16.9

Ratio of earnings to fixed charges and preference dividends	3.7	7.7	6.6	10.0	14.8	9.7

(1)	Dividends attributable to preference shares issued by Watford Holdings Ltd.

(2)	Represents a reasonable approximation of the interest cost component of rental expense, net of sublease income, incurred by the Company.

(3)	Dividends attributable to preference shares issued by ACGL.